June 9, 2009
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-7010
Attention: Rufus Decker
               Jeffrey Gordon

Re:	MASTEC, INC. Form 10-K for the fiscal year ended December 31, 2008 File No. 1-8106
Dear Mr. Decker and Mr. Gordon:
     We are submitting this response to your letter dated May 26, 2009 (the “Comment Letter”) addressed to C. Robert Campbell, Executive Vice President/Chief Financial Officer of MasTec, Inc. (the “Company”) regarding the Company’s Form 10-K for the fiscal year ended December 31, 2008 (the “10-K”) and Form 10-Q for the quarter ended March 31, 2009 (“10-Q”).
     For ease of reference, we have reproduced the comment set forth in the Comment Letter before the response below. We hope that you will find our response to be complete and in sufficient detail to satisfactorily address your comments.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008
     Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29
Critical Accounting Policies and Estimates, page 32
Valuation of Goodwill and Intangible Assets, page 34
1.	We have reviewed your response to prior comment five from our letter dated April 21, 2009. Please enhance your disclosure to further discuss how you determined that you have multiple reporting units. In this regard, your proposed disclosure does not address whether your reporting units are at the operating segment or component level. In addition, please disclose how you allocated goodwill to those reporting units and to the extent that your reporting units are not the same as your reportable segments under SFAS 131, please disclose the business activities of each of your reporting units. Please show us in your supplemental response what the revisions will look like.

RESPONSE
     We will provide the following additional disclosures regarding our annual evaluation of goodwill for impairment in future 10-K filings. We will adjust these disclosures as necessary to consider any change in organizational structure which may result from business acquisitions. As of December 31, 2008, these additional disclosures would have included the following (changes from our May 15 response have been underlined):
     Management performs its annual impairment review of goodwill and certain intangible assets with indefinite lives during the fourth quarter each year at the reporting unit level. The assets of each acquired business and the related goodwill are allocated to multiple reporting units based upon the availability and suitability of management expertise to execute and integrate the acquired projects. In accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, management identifies its reporting units by assessing whether businesses holding purchased assets, including goodwill, and related assumed liabilities have discrete financial information available. Our reporting units are one level below our reportable segment.
     Our reporting units sell and provide contracting services, including building, installation, maintenance and upgrade services by, primarily, digging, drilling trenches and installing poles, towers, antennae, wire, and equipment. Each of our reporting units performs these services across multiple industries, including telecommunications, energy, and government and to a variety of customers, some of which receive services from multiple reporting units.
     Management estimates the fair value of each reporting unit and compares the fair value to its carrying value including goodwill. If the carrying value exceeds the fair value, the value of the reporting units goodwill or other indefinite-lived intangibles may be impaired and written down.
     During the three year period ended December 31, 2008, management estimated the fair value of the Company’s reporting units based on a five-year projection of revenues, operating costs, and cash flows considering historical and anticipated future results, general economic and market conditions as well as the impact of planned business and operational strategies. Management applied a five year discounted cash flow technique utilizing a terminal value equal to 5.5 to 7 times year five EBITDA (earnings before net interest expense, income taxes, depreciation and amortization). Discount rates ranged from 10% to 14% per annum and represented the Company’s estimated cost of capital at the time of the analysis. A 100 basis point change in the discount rate would not have had a material impact on the results of the impairment analysis.
     Based upon these analyses, no material impairment charges were required for the three years ended December 31, 2008.

     We believe we have fully responded to your comments. However, if you have any questions about any of our responses to your comments or require further explanation, please do not hesitate to call me at (305) 599-1800.

Very truly yours,
/s/ C. Robert Campbell
C. Robert Campbell
EVP, Chief Financial Officer

Cc:	MasTec, Inc. Audit Committee BDO Seidman, LLP Greenberg Traurig PA Errol Sanderson Andrew Schoeffler Jeffrey Gordon Lisa Haynes

3